Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
TORQUAY DISCOVERY AND OPERATIONAL UPDATE

April 14, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce a significant Torquay discovery in southeast Saskatchewan. Over the past 12 months, Crescent Point has delineated a Torquay discovery in its core Flat Lake area of southeast Saskatchewan. This discovery is an extension of the Company’s Three Forks resource play in North Dakota. Crescent Point has more than 220 net sections of core-area Torquay land and 400 low-risk Torquay drilling locations on the Canadian side of the border.

TORQUAY DISCOVERY AT FLAT LAKE

To date, the Company has drilled 36 (35.2 net) horizontal wells targeting the Torquay Formation in its core Flat Lake area in Canada, growing net production from zero to approximately 5,100 boe/d in just 12 months. Crescent Point has identified 400 low-risk, high rate of return development drilling locations on these lands.

“We’re very excited about the results we’ve seen in the Torquay so far,” said Scott Saxberg, president and CEO of the Company. “These are high rate of return wells at low capital costs relative to North Dakota that complement the Bakken production from our core Flat Lake area. To put it in context, this play has the potential to be the equivalent size of our Viewfield Bakken play.”

In 2013, the Company added proved plus probable reserves of 11.2 mmboe at Flat Lake in the Torquay and Bakken Formations combined. Finding and development costs were $11.46 per boe, excluding changes in future development capital, which represents a recycle ratio of 6.4 times per proved plus probable boe for this area.

“The recycle ratio for Flat Lake is more than double the 2.8 recycle ratio we achieved corporately in 2013 and more than triple a recycle ratio of 2.0 times, which is considered very good in our industry.”

At year-end 2013, the Company’s independent reserve engineers booked Estimated Ultimate Recoveries (“EURs”) on producing Torquay wells as high as 275,000 bbls per mile-long well. The Company’s internal 275,000 bbl mile-long type well, which has a $3.35 million capital cost, generates rates of return of approximately 300 percent and payouts of approximately seven months.

In 2014, Crescent Point expects to spend approximately $200 million of its 2014 budget in Flat Lake, including drilling approximately 48 net wells. Crescent Point’s total capital expenditures budget for 2014 remains unchanged at $1.75 billion.

STRATEGIC EXPLORATORY TORQUAY AND BAKKEN LAND POSITION

In addition to its core Flat Lake Torquay land position, over the past 18 months Crescent Point has continued to accumulate a significant exploratory land position of more than 400 net sections in the southern part of southeast Saskatchewan, targeting the Torquay and Bakken Formations. These lands are in addition to the delineated core-area lands discussed above. The Company has drilled six wells testing the Torquay zone on these exploratory lands to date and has plans to drill five more wells over the coming six months.

OPERATIONAL UPDATE

“We’ve continued the momentum from last year and are having an excellent start to 2014,” said Saxberg. “With an active drilling program across our asset base, we believe we’re in a good position to deliver a strong first quarter.”

Cold winter weather in Crescent Point’s operating areas has not affected operations. The Company is pleased with operations and production results to date in 2014, with field production estimates for March at greater than 129,000 boe/d.

As in previous years, Crescent Point’s guidance for 2014 includes assumptions for a severe spring break-up and the impact of converting producing wells to water injection wells for its waterflood programs. The Company’s current expectations are that spring break-up will be less severe than originally budgeted. However, for the time being Crescent Point’s guidance for the year remains unchanged, as it is early in the spring break-up process.

For the remainder of 2014, Crescent Point plans to continue to develop its high-quality resource plays and to leverage technological advancements, such as waterfloods and cemented liner completions, across its asset base. The Company is pleased with results from these ongoing initiatives, which continue to improve production performance, to lower costs and to reduce production decline rates.

With the Company’s strong start to 2014 and its large inventory of low-risk drilling locations, Crescent Point believes that it is well-positioned to meet and exceed its targets for the year.

RESERVES DATA

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information is contained in the Company’s Annual Information Form for the year ended December 31, 2013, which is available on SEDAR (accessible at www.sedar.com) and EDGAR (accessible at www.sec.gov/edgar.shtml).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; expected capital expenditure levels and where such capital will be spent; expected recovery rates and EURs; estimated production levels; drilling programs; expected capital costs per Torquay horizontal well; and the severity of spring break-up and its impact on operations.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6